# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verint Systems Inc., CIK 0001166388
CUSIP: 92343X100
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 225 BROADHOLLOW ROAD, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0001811965
Persons authorized to receive notices and communications: Jason Wright, Valor Buyer LP, c/o Apax Partners US, LLC, 601 Lexington Avenue, 58th Floor, New York, New York (NY), 10022, (212) 753-6300; Leo M. Greenberg, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800; Joshua N. Korff, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800; Ross M. Leff, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800; Abhishek Kolay, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800

## Reporting persons
- Valor Buyer LP (CIK 0001811965): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Valor Buyer GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Valor Topco Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Apax X GP Co. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Apax X GP S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Apax Guernsey (Holdco) PCC Limited Apax X Cell: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Verint Systems Inc.
Address of issuer's principal executive offices: 225 BROADHOLLOW ROAD, MELVILLE, New York (NY), 11747
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed with the SEC on May 18, 2020, as amended by Amendment No. 1 filed with the SEC on June 12, 2020, as amended by Amendment No. 2 filed with the SEC on April 9, 2021, and as amended by Amendment No 3 filed with the SEC on August 25, 2025 (the "Schedule 13D"). Unless otherwise set forth herein, the disclosures set forth in the Schedule 13D remain unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons have effected any transactions in the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to the disposition, in connection with consummation of the Merger, of all Issuer securities previously reported by the Reporting Persons, the Reporting Persons ceased to beneficially own 5% of the Common Stock and have no further beneficial ownership reporting obligations.

## Signatures
- Valor Buyer LP: /s/ Jason Wright, Jason Wright / President (12/01/2025)
- Valor Buyer GP LLC: /s/ Jason Wright, Jason Wright / President (12/01/2025)
- Valor Topco Limited: /s/ Mark Babbe, Mark Babbe / Director (12/01/2025)
- Apax X GP Co. Limited: /s/ Jeremy Latham - /s/ Mark Despres, Jeremy Latham / Director - Mark Despres / Company Secretary (12/01/2025)
- Apax X GP S.a r.l.: /s/ Geoffrey Limpach - /s/ Pedro Neves, Geoffrey Limpach / Class A Manager - Pedro Neves / Class A Manager (12/01/2025)
- Apax Guernsey (Holdco) PCC Limited Apax X Cell: /s/ Jeremy Latham, Jeremy Latham / Director (12/01/2025)
Comment: Valor Buyer LP By: Valor GP LLC Its: General Partner, Apax X GP S.a r.l., in its capacity as Managing General Partner of APAX X EUR SCSp, Apax Guernsey (Holdco) PCC Limited acting in respect of its Apax X Cell Limited